
November 17, 2011

<u>By E-Mail</u>

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

      Re: **ModusLink Global Solutions, Inc.**
               Revised Preliminary Proxy Statement
               Filed by Peerless Systems Corporation et al.
               Filed on November 15, 2011
               File No. 1-35319

Dear Mr. Brog:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>Background of the Proxy Solicitation, page 10</u>

1. We note your response to comment one in our letter dated November 2, 2011; however, we reissue that part of our comment asking you to describe the material details of any discussions. Please revise to describe the substance of the discussions on October 6 and November 5, 2011. Please also continue to update this section.

Additional Information, page 16

2. We note your response to comment three in our letter dated November 2, 2011. Because Mr. Brog is Chairman and CEO and Mr. Wald is a director of Peerless, each appears to beneficially own the shares of ModusLink held by Peerless. Refer to Rule 13d-3. Please revise to disclose each nominee's beneficial ownership in ModusLink. Refer to Item 5(b)(1)(iv) of Schedule 14A.

Form of Proxy

3. We note your response to comment 11 in our letter dated November 2, 2011; however, we reissue our comment. Please revise to add that the proxy is not being solicited on behalf of the registrant's board of directors.

4. We note that the "proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting." Please revise to omit the phrase "the sooner of one year from the date indicated on the reverse side" since it appears to be inconsistent with Rule 14a-4(d)(2) and (3).

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions